SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of August, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A

Publicly-Held Company
CNPJ: 60.643.228/0001-21
NIRE: 35.300.022.807

The Conversion comes within certain exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new VCP common shares that will be issued to holders of the Company's preferred shares have not yet been registered with the U.S. Securities and Exchange Commission (the "SEC"). The Company intends to register such common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The Conversion is being conducted pursuant to the Brazilian Corporation Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States.

MATERIAL EVENT NOTICE

In observance of Law 6,404/76 (the "Brazilian Corporation Law") and Instruction No. 358/02 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), management of VOTORANTIM CELULOSE E PAPEL S.A. (the "Company" or "VCP") communicates to the market the termination of trading in the Company's preferred shares and the change of depositary for the Company's ADSs, as follows:

1.           As announced in the Notice to Shareholders of July 10, 2009, all of the Company's preferred shares will be converted into common shares of the Company, at the ratio of 0.91 VCP common share for each and every one of the Company's preferred shares (the "Conversion").

2.           As a result of the Conversion, the last day of trading in the Company's preferred shares will be August 11, 2009.  Starting on August 12, 2009, the Company's common shares will  be the only shares of the Company trading on the São Paulo Stock Commodities and Futures Exchange (the "BM&FBovespa"), and its ticker symbol will be VCPA3.  As a result of the normal settlement procedures of the BM&FBovespa, starting on August 17, 2009 the custody accounts of investors will only reflect positions in VCP common shares.

3.           Also on August 12, 2009, Citibank, N.A. will become the depositary for the Company's ADSs.

4.           In order to reconcile the termination of trading in the Company's preferred shares, the conversion of the Company's preferred shares into common shares, and the change in depositary for the Company's ADSs, there will be no issuance or cancellation of the Company's ADSs from August 12, 2009 through August 17, 2009.

5.           Starting on August 18, 2009, the ADSs of the Company will represent interests in VCP common shares and such ADSs shall continue to be issuable and cancelable as usual.

More information can be obtained from the Company's Investor Relations Department, located at Alameda Santos, 1.357/9º andar, São Paulo, State of São Paulo, telephone (55 11) 2138-4287, fax (55 11) 11 2138-4066.

São Paulo, August 6, 2009

Votorantim Celulose e Papel S.A.
Paulo Prignolato
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: August 6, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer